ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura McKenzie and Daniel Duchovny

Re:	Vapotherm, Inc.
Schedule 13E-3 filed July 8, 2024, by Vapotherm, Inc. et al.
File No. 005-90722

Preliminary Proxy Statement filed July 8, 2024
File No. 001-38740

Ladies and Gentlemen:

We are submitting this letter on behalf of Vapotherm, Inc. (the “Company,” “Vapotherm,” “we,” or “our”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 23, 2024, relating to the Schedule 13E-3 filed July 8, 2024 by the Company, SLR Capital Partners, LLC et al. (the “Schedule 13E-3”) and the Preliminary Proxy Statement filed July 8, 2024 by the Company (the “Proxy Statement”). Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) are being submitted via EDGAR concurrently herewith responding to the Staff’s comments and including certain other revisions and updates. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in italics.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Schedule 13E-3 filed July 8, 2024, by Vapotherm, Inc., SLR Capital Partners, LLC et al.

General

1.

We note that Joseph Army and John Landry, both of whom are Rollover Stockholders, were involved in negotiations and discussions with SLR relating to a potential transaction prior to the establishment of the Special Committee and continued to participate in discussions with potential investors following the establishment of the Special Committee. In your response, please provide your detailed legal analysis as to why Mr. Army and Mr. Landry are not included as filing persons in the Schedule 13E-3.

Prior to filing the Schedule 13E-3, the Company and the other filing parties considered whether Joseph Army or John Landry might be considered a filing person for purposes of Rule 13e-3. We respectfully submit that, while Mr. Army and Mr. Landry may each be deemed an “affiliate” of the Company within the scope of Rule 13e-3, neither Mr. Army nor Mr. Landry is engaged, directly or indirectly, in the going private transaction within the meaning of Rule 13e-3, and therefore, should not be included as filing persons in the Schedule 13E-3.

Mr. Army is the chief executive officer and a director of the Company, and Mr. Landry is the chief financial officer of the Company, and, in such respective capacities, each may be deemed to be an affiliate of the Company. No relationships exist, however, between either Mr. Army or Mr. Landry and any of the filing persons in the Schedule 13E-3 (other than the Company, the “Acquiring Filers”) that would make either Mr. Army or Mr. Landry an affiliate of any of the Acquiring Filers. Based on Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, dated November 14, 2000, the key question in determining whether either Mr. Army or Mr. Landry is required to file a Schedule 13E-3 is whether he is an affiliate of the purchaser and hence on “both sides of the transaction.” Because neither Mr. Army nor Mr. Landry controls or has the power to control any of the Acquiring Filers, neither Mr. Army nor Mr. Landry is on both sides of the Merger. The longstanding position of the Staff has been that employees, even senior officers who continue on as employees or even directors of the company after the transaction, do not necessarily become filing persons under Rule 13e-3. As detailed below, more is necessary, such as significant equity ownership or substantially increased compensation. None of those additional factors is present here with respect to Mr. Army or Mr. Landry. See Commission Release No. 34-16075, Footnote 6.

Consistent with the Staff’s views expressed in C&DIs 201.01, 201.05 and 201.06, the determination that neither Mr. Army nor Mr. Landry is an affiliate engaged in a 13e-3 transaction was based on a review of the facts and circumstances available to the Company and the Acquiring Filers at the time of filing the Schedule 13E-3. As stated in C&DI 201.05, the resolution of whether management is engaging in a Rule 13e-3 transaction is a facts and circumstances analysis and, in a case where the Staff has found that management of an issuer that was engaged in a going private transaction was required to file a Schedule 13E-3, “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company… .” C&DI 201.01 states that additional factors to consider in assessing whether management is engaging in a Rule 13e-3 transaction include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and representation of management on the board of the acquiror.” C&DI 201.06 suggests that a 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, might cause management to be deemed to be engaged in that transaction for purposes of Rule 13e-3. For the reasons outlined below, we respectfully submit that neither Mr. Army nor Mr. Landry is engaged in a “Rule 13e-3 transaction.”

No Current Affiliation with Acquiring Filers. Neither Mr. Army nor Mr. Landry has an equity interest in any of the Acquiring Filers, and neither Mr. Army nor Mr. Landry is currently a director, officer, manager or employee of or otherwise currently affiliated with any of the Acquiring Filers.

Specifically Limited Role in Negotiations. In concluding that neither Mr. Army nor Mr. Landry was “on both sides of the transaction,” we note that the Board of Directors of the Company (the “Board”), acting by unanimous written consent, established the Special Review Committee of the Board (the “Special Committee”), effective as of February 26, 2024, which Special Committee was comprised solely of independent directors, and referred consideration of any potential transaction involving the Company (including the Merger) to the Special Committee, including the authority to, among other things, review, evaluate, negotiate, approve or not approve and recommend or not recommend to the Board and Company stockholders any proposal made by Parent. The Special Committee adopted a charter and elected Donald Spence as Committee Chairperson.

On March 7, 2024, Perceptive sent a non-binding term sheet to Mr. Army (the “March 7 Term Sheet”). Mr. Army promptly sent a copy of the March 7 Term Sheet to the Special Committee. On March 12, 2024, the Special Committee met to discuss the March 7 Term Sheet. The Special Committee determined that the Special Committee, led by Mr. Spence, would lead negotiations of any proposed transaction involving the Company and that Company management’s role would be limited to facilitation and tactical support, providing information about the Company’s business, and responding to diligence requests. Each of Mr. Army’s and Mr. Landry’s participation in negotiations after the formation of the Special Committee was at all times subject to and in accordance with the directions he received from the Special Committee and/or the Special Committee’s advisors.

De Minimis Equity Participation by Mr. Army in Topco and Presence of Controlling Stockholders. Upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Company will be an indirect, wholly owned subsidiary of Topco and indirectly beneficially owned by the equity investors in Topco, with SLR having a controlling equity stake. The A&R LLCA will provide that Topco will be managed by the board of managers of Topco (the “Board of Managers”), who will have overall management and control rights over the business of Topco and its subsidiaries (including the Company). The Board of Managers will consist of five managers as at the Closing.

After the Closing, neither Mr. Army nor Mr. Landry will have direct equity ownership in the Company. Pursuant to the Merger Agreement and the related ancillary agreements, including the Rollover Agreements, dated as of June 17, 2024, that each of Mr. Army and Mr. Landry entered into with Topco and the Company, and the Subscription Agreements, dated as of June 17, 2024, each of Mr. Army and Mr. Landry entered into with Topco, Mr. Army’s and Mr. Landry’s respective existing ownership interests in the Company will be exchanged for common equity securities of Topco that are significantly diluted by the equity securities in Topco to be acquired by SLR and Perceptive in the transaction and will sit junior to the preferred securities issued to SLR and Perceptive.

Mr. Army’s existing equity securities in the Company are expected to convert from approximately 8.5% beneficial ownership of the Company’s common stock, par value $0.001 per share (“Common Stock”) into no more than approximately 0.55% of Topco’s issued and outstanding equity interests on a fully diluted basis, consisting of no more than approximately 30.68% of Topco’s issued and outstanding common units (“Topco Common Units”), pursuant to his Rollover Agreement with Topco.

Mr. Landry’s existing equity securities in the Company are expected to convert from approximately 1.3% beneficial ownership of the Common Stock into no more than approximately 0.06% of Topco’s issued and outstanding equity interests on a fully diluted basis, consisting of no more than approximately 3.5% of Topco Common Units, pursuant to his Rollover Agreement with Topco.

As such, after the Closing, each of Mr. Army’s and Mr. Landry’s respective resulting ownership interest in Topco would be less than 5%, which is significantly less than the 10% ownership threshold commonly suggested to indicate potential ‘control’ and significantly below the 20% threshold indicated in C&DI 201.06, and accordingly, would not constitute ‘control’.

Additionally, after the Closing, (i) SLR will own a majority of Topco’s issued and outstanding equity interests on a fully diluted basis, consisting of at least 61.85% of Topco’s issued and outstanding Series A Preferred Units (“Topco Series A Preferred Units”) and approximately 58.20% of the issued and outstanding Topco Common Units, and (ii) Perceptive will own approximately 32.25% of Topco’s issued and outstanding equity interests on a fully diluted basis, consisting of approximately 38.15% of the issued and outstanding Topco Series A Preferred Units and approximately 0.0% of the issued and outstanding Topco Common Units. Neither Mr. Army’s nor Mr. Landry’s ownership interest in Topco will give him the power to direct or cause the direction of the management and policies of the Company or Topco.

In addition, the A&R LLCA will provide each of SLR and Perceptive with certain enhanced governance rights, including consent rights for each with respect to certain enumerated actions of Topco and its subsidiaries, and the right of each of SLR and Perceptive to designate two members to the five-person Board of Managers. The A&R LLCA will provide that matters before the Board of Managers will be decided by a majority of the managers, provided that certain matters will also require the approval of SLR or Perceptive, as applicable. As a result, the designees appointed by SLR and Perceptive will together constitute 80% of the Board of Managers, and can together take action to bind the Company without the participation of the fifth member of the Board of Managers.

Additionally, under the terms of the proposed A&R LLCA, the hiring or firing of, or any increase in compensation payable to, the executive officers of the Company requires the prior approval of SLR and the hiring or firing of (other than for cause), or any material increase in compensation payable to, the executive officers of the Company requires the prior approval of Perceptive. The A&R LLCA will also provide SLR, as a majority equityholder of Topco, with contractual control rights, including without limitation, the obligation that Topco first obtain SLR’s approval for any action of the Company that, among other things, directly or indirectly results in material changes to business plans or operating budgets, entry into strategic relationships, joint ventures or partnerships, issuances of equity interests, the incurrence of indebtedness or the making of certain capital expenditures. This further supports that neither Mr. Army nor Mr. Landry controls, or has the power to control, any of the Acquiring Filers and will not control or have the power to control either of Topco or the Company after the Closing.

Consequently, even if Mr. Army serves as the chief executive officer and a director of the Company, and as chief executive officer of Topco and a member of the Board of Managers (as discussed below) and/or if Mr. Landry serves as the chief financial officer of the Company, after the Closing, as a result of (i) SLR’s majority ownership in Topco after the Closing, (ii) Perceptive’s substantial ownership of Topco after the Closing, and (iii) SLR’s and Perceptive’s respective enhanced governance rights in the A&R LLCA, SLR and Perceptive will ‘control’ the Company, Topco and their respective subsidiaries and, consequently, neither Mr. Army nor Mr. Landry will be in a position, or have any contractual right, to ‘control’ the Company, Topco or any of their respective subsidiaries.

Mr. Army’s Expected Positions as Chief Executive Officer and Director of the Company and Chief Executive Officer and Member of the Board of Managers of Topco are not Contractual Rights and His Authority is Limited by the Board of Managers. After the Closing, Mr. Army is anticipated to continue to serve as the chief executive officer and as a director of the Company, and is anticipated to serve as the chief executive officer of Topco and a member of the Board of Managers. The terms of the Amended and Restated Limited Liability Company Agreement of Topco (the “A&R LLCA”) will provide that the chief executive officer of Topco will also serve as a member of the Board of Managers and accordingly, if Mr. Army were appointed as the chief executive officer of Topco and remains such, he would also serve as one member of the five-member Board of Managers.

As one of five members of the Board of Managers, Mr. Army alone will not control the Board of Managers and the rights expected to be granted to each of SLR and Perceptive under the A&R LLCA will give SLR and Perceptive, as majority equityholders of Topco, and not Mr. Army, the power to direct or cause the direction of the management and policies of the Company, Topco and their respective subsidiaries. Additionally, it was never a term or requirement of the Company in connection with the transaction that Mr. Army continue to serve as the chief executive officer or as a director of the Company or serve as the chief executive officer of Topco or a member of Board of Managers after the Closing, and there is no written understanding that he will do so except for Mr. Army’s employment arrangements currently in effect with the Company. The Special Committee did not attempt to negotiate for its members, or for any other member of the Board (including Mr. Army), a position as an executive officer of the Company or Topco, as a director of the Company or as a member of the Board of Managers or any Topco committee, in each case, after the Closing, or any consulting agreement, a side letter, or any other arrangement that would have increased the consideration to be received by Mr. Army in the transaction, altered his executive agreements in a manner more favorable to him than his executive agreements existing prior to the date of the transaction or enhanced his equity participation in the acquiror.

Therefore, Mr. Army’s anticipated continued service as the chief executive officer and service as a director of the Company after the Closing and expected service as the chief executive officer of Topco and related service as a member of the five-member Board of Managers after the Closing is not due to a contractual right or commitment of Mr. Army to serve in any such capacities. In addition, under the terms of the A&R LLCA, all officers will be subject to the supervision and direction of the Board of Managers, their authorities, duties and responsibilities can be superseded by the Board of Managers with or without cause, and any officer may be removed at any time by the Board of Managers. If appointed as the chief executive officer of Topco, Mr. Army will serve on the Board of Managers solely as a result of his position as the chief executive officer of Topco, and his right to serve on the Board of Managers will not be personal to him.

Mr. Landry’s Potential Position as Chief Financial Officer Company is not a Contractual Right. After the Closing, Mr. Landry is anticipated to continue to serve as the chief financial officer of the Company. However, it was never a term or requirement of the Company in connection with the transaction that Mr. Landry continue to serve as the chief financial officer of the Company after the Closing, and there is no written understanding that he will do so except for Mr. Landry’s employment arrangements currently in effect with the Company. The Special Committee did not attempt to negotiate for its members, or for any other member of the Board (including Mr. Landry), a position as an executive officer of the Company or Topco, as a director of the Company or as a member of the Board of Managers or any Topco committee, in each case, after the Closing, or any consulting agreement, a side letter, or any other arrangement that would have increased the consideration to be received by Mr. Landry in the transaction, altered his executive agreements in a manner more favorable to him than his executive agreements existing prior to the date of the transaction or enhanced his equity participation in the acquiror. Therefore, Mr. Landry’s anticipated continued service as the chief financial officer of the Company after the Closing is not due to a contractual right or commitment of Mr. Landry to serve in such capacity.

There have been no alterations in Mr. Army’s employment arrangements that are favorable to him, and in fact, there have been alterations to his employment arrangements in connection with the transaction that have been adverse to him. Prior to or after the Closing, certain executive officers of the Company, including Mr. Army, may discuss or enter into agreements with Parent or any of its affiliates regarding post-Closing employment with the Company. As of the date hereof, no new employment or compensation arrangements specific to Mr. Army that would increase the compensation payable to Mr. Army for post-Closing periods have been discussed, proposed, negotiated or established. To the extent executive officers of the Company, including Mr. Army, enter into any new employment agreements or offer letters in connection with the Merger, it is anticipated that they will receive customary compensation (relatively similar to current compensation), reasonable and customary for individuals holding such positions with similarly situated private companies and may be eligible to participate in ’Topco’s management incentive plan, which is expected to include a mix of performance- and time-vesting options to purchase Topco Common Units.

In connection with the negotiation of the transaction, there were no increases in consideration to be received by Mr. Army or alterations in his executive agreements that were favorable to him. In fact, when requested by SLR, Mr. Army agreed to waive certain contractual rights to potential payments to which he could otherwise be entitled to as a result of the proposed transaction. In connection with the Company’s entry into the Merger Agreement, Mr. Army entered into a side letter, dated as of June 17, 2024, pursuant to which, among other things, Mr. Army agreed to forego his enhanced severance entitlement in certain circumstances under the terms of a separation pay agreement that Mr. Army had previously negotiated and entered into with the Company, dated as of March 24, 2022, by and between Mr. Army and the Company. Further, pursuant to Mr. Army’s Subscription Agreement, Mr. Army agreed that a material diminution of public company duties or responsibilities resulting solely from the Company’s change in status from being a standalone public company to a private company as a result of the proposed transaction would not, solely by reason of such status change to a private company, be an “Involuntary Termination” for “Good Reason” under such separation pay agreement, and thereby waived certain severance entitlements under such separation pay agreement that could otherwise arise as a result of the proposed transaction. These are both adverse alterations to Mr. Army’s executive arrangements and support that Mr. Army does not control or have the power to control any of the Acquiring Filers.

There have been no alterations in Mr. Landry’s employment arrangements that are favorable to him, and in fact, there was an alteration to his employment arrangements in connection with the transaction that has been adverse to him. Prior to or after the Closing, certain executive officers of the Company, including Mr. Landry, may discuss or enter into agreements with Parent or any of its affiliates regarding post-Closing employment with the Company. As of the date hereof, no new employment or compensation arrangements specific to Mr. Landry that would increase the compensation payable to Mr. Landry for post-Closing periods have been discussed, proposed, negotiated or established. To the extent executive officers of the Company, including Mr. Landry, enter into any new employment agreements or offer letters in connection with the Merger, it is anticipated that they will receive customary compensation (relatively similar to current compensation), reasonable and customary for individuals holding such positions with similarly situated private companies and may be eligible to participate in ’Topco’s management incentive plan, which is expected to include a mix of performance- and time-vesting options to purchase Topco Common Units.

Pursuant to Mr. Landry’s Subscription Agreement, Mr. Landry agreed that a material diminution of public company duties or responsibilities resulting solely from the Company’s change in status from being a standalone public company to a private company as a result of the proposed transaction would not, solely by reason of such status change to a private company, be an “Involuntary Termination” for “Good Reason” under the terms of a separation pay agreement that Mr. Landry had previously negotiated and entered into with the Company, dated as of March 24, 2022, and thereby waived certain severance entitlements under such separation pay agreement that could otherwise arise as a result of the proposed transaction. This is an adverse alteration to Mr. Landry’s current executive arrangement and supports that Mr. Landry does not control or have the power to control any of the Acquiring Filers.

Treating Mr. Army or Mr. Landry as a Filing Person Would Not Further the Purpose of Rule 13e-3. The purpose of filing, disclosure and dissemination requirements of Rule 13e-3 is to “ensure that the holders of the class of securities which is the subject of the Rule 13e-3 transaction receive information from and regarding the issuer and each of its affiliates engaged in the transaction.” See Commission Release No. 34-17719, Section III. In addition to the substantive points discussed above, requiring Mr. Army or Mr. Landry to be a filing person in the Schedule 13E-3 would not provide any meaningful disclosure to the Company’s stockholders who are voting on the transaction because General Instruction C to Schedule 13E-3 provides for the disclosure of virtually identical information for both directors and executive officers, on the one hand, and filing persons, on the other hand. Under these facts and circumstances, we respectfully submit that the disclosure to be provided by the Company complies with the letter and the purpose of Rule 13e-3.

Based on the analysis set forth above, we respectfully submit that although Mr. Army and Mr. Landry may be affiliates of the Company within the scope of Rule 13e-3(a)(1), neither Mr. Army nor Mr. Landry is or was either directly or indirectly, engaged in the going private transaction.

Preliminary Proxy Statement filed July 8, 2024

Background of the Merger, page 26

2.

We note your disclosure on page 33 that Scalar has performed valuation services for Perceptive. Please specify the amount actually received by Scalar rather than stating such amount was “less than $500,000” here and throughout the proxy statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 46 of Amendment No. 1.

3.

We note that it appears the Special Committee did not engage independent legal counsel. If that is the case, please advise how the Special Committee and Board considered the lack of independent legal counsel in its procedural fairness determination, particularly in light of the fact that the Merger is not subject to approval by a majority of unaffiliated stockholders.

The Special Committee determined not to engage separate outside legal counsel and rely on outside legal counsel to the Company. At the time the Board formed the Special Committee, no equity investor had been identified to participate in the proposed Merger and the associated transactions, and the only adverse party to the Company, at that time, was SLR Investment Corp. (including certain of its affiliates, “SLR”). SLR is not a client of Ropes & Gray LLP (“Ropes & Gray”), and Ropes & Gray had advised the Company on multiple matters in which the Company negotiated with, and was adverse to, SLR. The Company anticipated that the Merger and the associated transactions might represent a Rule 13e-3 transaction due to SLR’s participation, even though SLR owned no outstanding Company common stock.

The Special Committee and the Company determined that engaging separate outside legal counsel for each of the Special Committee and the Company would not be cost-justified in light of the Company’s cash constraints and solvency concerns.

When Perceptive emerged as a potential party that would contribute funds to pay the cash merger consideration, certain amounts due SLR, and support the surviving corporation’s operating activities, the Company was informed that Perceptive is a client of Ropes & Gray.

The Special Committee determined to continue to engage Ropes & Gray to advise both the Special Committee and the Company. The Special Committee considered that Perceptive was not a Company affiliate, neither owning Company equity nor acting as a lender to the Company, and that SLR, not Perceptive, would own a majority of the post-transaction equity of Topco.

None of the Company executives or directors who entered into Stockholder Rollover Agreements or Subscription Agreements in connection with the signing of the Merger Agreement is a client of Ropes & Gray.

As a result of the factors outlined above, the Special Committee and the Board did not view engaging a separate outside law firm to advise only the Special Committee as negatively impacting procedural fairness.

Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger, page 34

4.

Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the Board adopted the Special Committee’s analysis and recommendation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 35 of Amendment No. 1 and in the Company’s letter to its stockholders to state that the Board adopted the Special Committee’s analyses and determinations as its own in its evaluation of the fairness of the Merger.

Opinion of Scalar, LLC, page 40

5.

Refer to the following statement on page 42: “The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Scalar.” While a summary is necessarily an abbreviated version, please revise to avoid implying it is not “complete.” Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 1.

6.

We note the disclosure in the first paragraph on page 43 that the analyses Scalar performed “made numerous assumptions with respect to industry performance, general business and economic conditions and other matters” and that Scalar did not perform a discounted cash flow analysis because future profitability is “significantly dependent upon the success of volatile assumptions.” Please provide additional disclosure describing such assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1.

7.

We note that the current shares outstanding used for the calculations in Scalar’s analysis appears to be significantly different from the total outstanding shares stated elsewhere in the proxy statement (page 44 references 7,545,082 shares outstanding as of June 3, 2024, but pages 140 and 143 reference 6,215,192 shares outstanding). Please describe whether and how this discrepancy impacted the Special Committee’s consideration of Scalar’s fairness opinion.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1 to clarify that the current shares outstanding number used for the calculations in Scalar’s analysis is the fully diluted outstanding share number of 7,545,082 as opposed to the current undiluted outstanding share number of 6,215,192. The fully diluted outstanding share number of 7,545,082 includes not only the 6,215,192 outstanding shares, but also shares to be issued upon settlement of all restricted stock units and performance stock units and shares issuable upon exercise of options and warrants. The Special Committee was aware that Scalar’s fairness opinion was based on the fully diluted outstanding share number rather than the undiluted outstanding share number and accounted for this in its consideration of Scalar’s fairness opinion.

8.

We note the statement on page 45 that “the consideration for the transaction was determined through arm’s-length negotiations.” Please delete all references to “arm’s-length negotiations,” as such references are inappropriate in a going-private transaction by affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 and page 50 of Amendment No. 1.

9.

We note that the multiple ranges selected by Scalar in its selected public companies analysis appear to be relatively low compared to the multiples for the selected companies included in the table at the top of page 44. Please disclose Scalar’s rationale for choosing relatively low multiples and how the Special Committee considered the fact that Scalar chose relatively low multiples in making its financial fairness determination.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

Position of the SLR Entities as to the Fairness of the Merger, page 48

10.

We note your disclosure that “the SLR Entities believe that the Merger is substantively fair to the Company’s stockholders, including the unaffiliated security holders” (emphasis added). The disclosure required under Item 1014(a) of Regulation M-A should speak strictly to the fairness of the Merger to unaffiliated securityholders. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

Intent of the Rollover Stockholders and Certain other Stockholders to Vote in Favor of the Merger, page 64

11.

We note your disclosure here and elsewhere in the proxy statement that “[c]ertain stockholders, holding an aggregate of 8.6% of our outstanding Shares” agreed to vote in favor of the Merger. We also note that, per the Security Ownership by Management table on page 142, the three officers who are Rollover Stockholders hold approximately 14% of the total outstanding Common Stock. Please clarify, if correct, that the 8.6% represents the amount of Rollover Shares subject to the Stockholder Rollover Agreements, rather than the aggregate holdings of the stockholders who have entered into Stockholder Rollover Agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1 and conforming changes have been made throughout Amendment No. 1 to clarify that these stockholders’ Rollover Shares are equal to, in aggregate, 8.6% of the Company’s outstanding Shares. The stockholders’ Rollover Shares represent only shares directly held by such individuals. This figure, therefore, does not include all shares beneficially owned by these stockholders, as reported in the Security Ownership by Management table, which may additionally include, among other things, shares held by their immediate family members and securities that they have the right to acquire within 60 days of the date thereof.

12.

You state in this section that stockholders who have entered into Rollover Stockholder Agreements and Voting and Support Agreements hold an aggregate of 33.2% of the Company’s outstanding Shares and that the Company’s directors and executive officers, some of whom are Rollover Stockholders, hold “collectively approximately 15.4% of the total voting power for Shares entitled to vote at the Special Meeting” and intend to vote such Shares in favor of the Merger. Please clarify the percentage of voting power for shares entitled to vote at the Special Meeting represented by shares held by directors and executive officers that are not Rollover Shares. Please also confirm in your response that, in the event additional Shares become subject to a Stockholder Rollover Agreement or Voting and Support Agreement, you will provide updated disclosure with respect to the total voting power for Shares entitled to vote at the Special Meeting that are committed to be voted in favor of the Merger.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1 and elsewhere in the Amendment No. 1 to clarify the percentage of voting power for shares entitled to vote at the Special Meeting represented by shares held by directors and executive officers that are not Rollover Shares. In the event additional Shares become subject to a Stockholder Rollover Agreement or Voting and Support Agreement, we will provide updated disclosure with respect to the total voting power for Shares entitled to vote at the Special Meeting that are committed to be voted in favor of the Merger. We supplementally inform the Staff that it is anticipated that no additional Shares will become subject to a Stockholder Rollover Agreement or Voting and Support Agreement prior to the Special Meeting.

General

13.	Please revise throughout the proxy statement to name each Supporting Stockholder instead of stating that “certain” stockholders have entered into Voting and Support Agreements.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1.

* * * * *

Thank you for your review of the submissions. If you should have any questions regarding the response letter, please do not hesitate to contact Sarah Young of Ropes & Gray LLP at (212) 596-9710.

Sincerely, /s/ Sarah Young Sarah Young

cc:	Joseph Army, John Landry and James M. Lightman, Vapotherm, Inc.
Amy Culbert, Fox Rothschild LLP